February 9, 2007

Claire Erlanger

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Tyson Foods Inc.

Form 10-K for the year ended September 30, 2006
Filed December 13, 2006
File No. 001-14704

Dear Ms. Erlanger:

In response to your letter dated January 26, 2007, Tyson Foods, Inc. (“Tyson” or the “Company”) submits the accompanying responses to the comments set forth in your letter. For the staff’s convenience, we have restated each comment in its entirety with Tyson’s response following immediately thereafter. Please telephone me (479-290-4722) or either of my colleagues, Craig Hart, Senior Vice President, Controller and Chief Accounting Officer (479-290-3705), or Read Hudson, Vice President, Associate General Counsel and Secretary (479-290-7023), with questions or comments.

The Company acknowledges the adequacy and accuracy of the disclosure in the filings are the responsibility of the Company. The Company acknowledges staff comments or changes in response to staff comments in the reports on Forms 10-K and 10-Q do not foreclose the Commission from taking any action with respect to the filings. The Company also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Wade D. Miquelon

Wade D. Miquelon

Executive Vice President and
Chief Financial Officer

cc:	Mr. Richard L. Bond, President and Chief Executive Officer
Mr. Al Gonzalez-Pita, Executive Vice President and General Counsel
Mr. Craig J. Hart, Senior Vice President, Controller and Chief Accounting Officer
Mr. R. Read Hudson, Vice President, Associate General Counsel and Secretary
Audit Committee, Board of Directors
Mr. Jim Havel, Ernst & Young LLP

Form 10-K for the Fiscal Year Ended September 30, 2006

Management’s Discussion and Analysis

-Results of Operations, page 26

- 2006 vs. 2005

SEC Comment # 1

In future filings, please expand your discussion of cost of sales and selling, general, and administrative expenses to quantify and discuss the significant cost components within these broad categories, such as stock compensation expense, product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that selling, general and administrative expenses increased due to an increase in stock compensation expense, information system services costs and increased sales promotion expenses, offset in part by decreased charitable contribution, decreased legal and other professional fees and a fiscal 2006 bad debt recovery, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

Tyson Response

The Company has considered the staff’s comment and beginning with the Company’s Form 10-Q for the period ended December 30, 2006, the Company has expanded the disclosures of cost of sales and selling, general and administrative expenses to include a discussion and quantification of the significant cost components. Similar disclosures will be made in subsequent filings.

The Company included the following disclosure in its Form 10-Q for the period ended December 30, 2006, which was filed February 8, 2007:

As a percent of sales, cost of sales increased from 94.7% to 94.9%, primarily due to a decrease in average sales price. In total, cost of sales increased $111 million compared to the same period last year. An increase in sales volume contributed to a $309 million increase in cost of sales, partially offset by a $198 million decrease in costs. The decrease in costs is partially due to a 2.7% decline in average live beef prices and lower energy costs of approximately $38 million in all protein segments, partially offset by increased grain costs of approximately $19 million in the Chicken segment as compared to the same period last year. First quarter fiscal 2007 cost of sales were impacted positively by realized and unrealized net gains of $36 million as compared to realized and unrealized net losses of less than $1 million recorded in the same period last year from the Company’s commodity risk management activities related to its grain purchases.

Selling, general and administrative expenses decreased $44 million or 18.8% as compared to the same period last year. As a percent of sales, selling, general and administrative expenses decreased from 3.6% to 2.9%. The decrease was primarily due to reductions in corporate advertising expenses of approximately $13 million and personnel-related costs of approximately $13 million. Additionally, the Company’s information system service costs decreased approximately $6 million. These decreases were partially offset by a bad debt recovery of $6 million received in the first quarter of fiscal 2006.

Notes to the Financial Statements

-General

SEC Comment # 2

We note from your disclosure in your Risk Factors section on page 16 that members of the Tyson family control approximately 75.06% of the total voting power of your outstanding common stock and have the effective power to control the vote on substantially all significant matters without the approval of other stockholders. In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

Tyson Response

The Company has considered the staff’s comment and in the Company’s Form 10-K for the year ended September 29, 2007, the Company will expand the disclosure in the Capital Stock section of the Business and Summary of Significant Accounting Policies footnote. The following is the proposed disclosure (text added is underlined).

Capital Stock: The Company has two classes of capital stock, Class A Common Stock, $0.10 par value (Class A stock) and Class B Common Stock, $0.10 par value (Class B stock). Holders of Class B stock may convert such stock into Class A stock on a share-for-share basis. Holders of Class B stock are entitled to 10 votes per share, while holders of Class A stock are entitled to one vote per share on matters submitted to shareholders for approval.

As of September 29, 2007, members of the Tyson family beneficially own, in the aggregate, XX.X% of the outstanding shares of Class B stock and X.X% of the outstanding shares of Class A stock, giving the Tyson family control of approximately XX.X% of the total voting power of the outstanding voting stock.

Cash dividends cannot be paid to holders of Class B stock unless they are simultaneously paid to holders of Class A stock. The per share amount of the cash dividend paid to holders of Class B stock cannot exceed 90% of the cash dividend simultaneously paid to holders of Class A stock. The Company pays quarterly cash dividends to Class A and Class B shareholders. The Company paid Class A dividends per share of $0.XX and Class B dividends per share of $0.XXX in fiscal years 2007, 2006 and 2005.

The Class B stock is considered a participating security requiring the use of the two-class method for the computation of basic earnings per share. The two-class computation method for each period reflects the cash dividends paid for each class of stock, plus the amount of allocated undistributed earnings computed using the participation percentage which reflects the dividend rights of each class of stock. Basic earnings per share were computed using the two-class method for all periods presented. The shares of Class B stock are considered to be participating convertible securities since the shares of Class B stock are convertible on a share-for-share basis into shares of Class A stock. Diluted earnings per share have been computed assuming the conversion of the Class B shares into Class A shares as of the beginning of each period.

SEC Comment #3

We note from the disclosure on page 6 that the Company conducts continuous research and development activities to improve finished product development, to develop ways to automate manual processes at its processing plants and growout operations and to improve the strains of primary chicken breeding stock. Please revise the notes to the Company’s financial statements to disclose the amount of research and development costs recognized during each period presented in the Company’s statements of operations. Refer to the disclosure requirements outlined in paragraph 13 of SFAS No. 2.

Tyson Response

The Company recorded total costs of $27 million, $26 million and $24 million in fiscal years 2006, 2005 and 2004, respectively, related to research and development programs. These amounts represent 0.11%, 0.10% and 0.09% of sales and operating expenses (Cost of Sales, Selling, General and Administrative and Other Charges combined) for fiscal years 2006, 2005 and 2004, respectively. Annually, the Company evaluates the materiality of its research and development costs for disclosure in accordance with SFAS No. 2 paragraph 13 and Regulation S-K Item 101(c)(xi). For fiscal years 2006, 2005 and 2004, the Company concluded disclosure of the amounts were not material for inclusion in the footnotes to the Consolidated Financial Statements or the Business section of the Form 10-K. In the Business section of the Form 10-K, the Company disclosed annual cost of research and development costs were less than one percent of consolidated annual sales. The Company will continue to evaluate the materiality of such balances annually for disclosure.

Note 1. Business and Summary of Significant Accounting Policies

-Cash and Cash Equivalents, page 44

SEC Comment # 4

We note the disclosure in Note 1 indicating that you have reflected checks outstanding in excess of related book cash balances totaling $246 million and $332 million, respectively at September 30, 2006 and October 1, 2005 in trade accounts payable and other accrued liabilities in your consolidated financial statements. We also note that you have reflected changes in accounts payable and other current liabilities in cash flows from operating activities in your consolidated statements of cash flows. In future filing, please revise your consolidated statements of cash flows to reflect changes in negative book cash balances as financing activities in your consolidated statements of cash flows. Refer to the guidance outlined in Section 1300.15 of the AICPA Technical Practice Aids.

Tyson Response

The Company has considered the staff’s comment and beginning with the Company’s Form 10-Q for the period ended December 30, 2006, the Company classified changes in negative book cash balances as financing activities in accordance with Section 1300.15 of the AICPA Technical Practice Aid. Additionally, the change in negative book cash balance for the quarter ended December 31, 2005 was reclassified from operating activity to financing activities and the Company disclosed such reclassification. Similar reclassifications and disclosures will be added to subsequent filings.

The Company included the following disclosure in the Accounting Principles footnote in its Form 10-Q for the period ended December 30, 2006, which was filed February 8, 2007:

Reclassification

In fiscal 2007, the Company reclassified an $11 million change in negative book cash balances for the quarter ended December 31, 2005, from Net Changes in Working Capital reported as Operating Activities to Financing Activities reported as Stock Options Exercised and Other in the Consolidated Condensed Statements of Cash Flows to conform with the current period presentation.

-Goodwill and Other Intangible Assets, page 45

SEC Comment # 5

We note that a significant amount of goodwill is included in the Beef segment. In light of the operating losses in this segment for fiscal years ended September 30, 2006 and October 1, 2005, please explain to us why you believe that the goodwill in this segment in not impaired. As part of your response please include details and assumptions used in the impairment analysis performed on the goodwill in this segment for the most recent period presented.

Tyson Response

The Company performed an impairment test for the beef reporting unit during the fourth quarter of fiscal 2006 by comparing the reporting unit’s fair value to its third quarter fiscal 2006 carrying value. Fair value for the beef reporting unit was calculated using discounted debt free cash flows for fiscal 2007 through fiscal 2015. A terminal growth rate of 2% was used based on the long-term inflation rate.

Debt free future cash flows were determined by adding tax affected interest expense to operating cash flow, subtracting capital expenditures and adding or subtracting the change in working capital. A weighted average cost of capital was used as the appropriate discount rate in the fair value estimate.

A peer group of companies was used to calculate the weighted average cost of capital (WACC). The peer group consisted of companies in the S&P Packaged Food Index (Campbell Soup, ConAgra, General Mills, Hershey, Heinz, Kellogg, McCormick, Sara Lee, and Wrigley) plus Hormel, Smithfield and Pilgrim's Pride. This same group of companies were used as the Company’s peer group in the Company Performance Graph in the Company’s most recent proxy statement. The WACC of 8.69% was calculated based upon the following assumptions:

•	Equity beta amounts were obtained from Bloomberg for the peer group companies and Tyson based upon a two year weekly average.
•	Average equity beta, debt to market capitalization and last twelve months effective tax rate were calculated for the peer group companies and Tyson
•	The 30 year US Treasury risk free rate quote was obtained from Bloomberg
•	Debt spread from recent secondary trading activity as of August 2, 2006 was obtained from Merrill Lynch
•	Investor spread was obtained from Ibbotson & Associates average returns from 1926-2005

Discounted cash flow projections, based on internal and external information, included the following assumptions:

•

Data from the previous 7 year period of 2000 through 2006 reflects a 97.3% correlation between Tyson historical Beef earnings before interest and taxes (EBIT) and Tyson Beef historical slaughter volume.

•

Tyson Beef historical market share was calculated based on Tyson Beef slaughter divided by USDA Federally Inspected Slaughter.  Tyson Beef market share was forecasted to increase from the 2006 market share of 24.3% back to the 10 year historical average of 26.1% by 2015.

•	Estimated Tyson Beef slaughter was the Tyson Beef market share as a percentage of the Food and Agricultural Policy Research Institute’s (FAPRI) projected Federally Inspected Slaughter.
•	Estimated Tyson Beef EBIT was the projected Tyson Beef slaughter using the historical correlation between Tyson Beef EBIT and forecasted slaughter volume.
•	Selling, General and Administrative (SG&A) cost was the average SG&A percentage of Sales from fiscal year 2003 through fiscal year 2005.
•	Annual cost of goods sold and SG&A estimates used to determine future discounted cash flows were reduced from the prior periods partially due to reductions resulting from the Company’s Cost Management Initiative. The Company is currently realizing reductions in fiscal 2007.

Based on the analysis performed, the Company concluded that the fair value of the beef reporting unit exceeded the carrying value.

SEC Comment # 6

We note that the increase in goodwill is due to deferred tax asset and liability adjustments of $12 million related to the acquisitions in previous years of Tyson Fresh Meats, Inc. and the assets of Millard Processing Services. Please explain to us the nature of the adjustments and tell us why you believe it is appropriate to record these amounts as increases to goodwill during the year ended September 30, 2006.

Tyson Response

Please refer to the response to SEC Comment #9.

Note 8. Commitments, page 53

SEC Comment # 7

We note that you have a significant amount of equipment, properties and other operating leases. Please tell us if any of these leases contain rent escalations, holidays, etc. and if so, please tell us if you recognize the lease payments as rent expense on a straight-line basis over the lease term. If not, please explain why you believe your method of expense recognition is appropriate. Refer to the guidance in paragraph 15 of SFAS No. 13.

Tyson Response

The Company has rent escalations in only a limited number of operating leases. The Company recognizes expense for these leases based on the rental payments. The Company acknowledges its obligation to record these on a straight-line basis. However, in fiscal 2005 the Company determined the impact of expensing these escalating payments on a straight line basis verses its current method to be less than $.5 million per year, which it considered to be immaterial to its financial statements.

The Company does not have any leases containing holidays.

Note 11. Stock Based Compensation, page 64

SEC Comment #8

Please revise your disclosure in future filings to include the following disclosures required by SFAS 123(R) for each year for which an income statement is presented:

•

A description of the significant assumptions used during the year to estimate the fair value (or calculated value) of share-based compensation awards such as (a) risk-free interest rate, (b) expected life, (c) expected volatility, and (d) expected dividends.

•

Total compensation cost for share-based payment arrangements (a) recognized in income as well as the total recognized tax benefit related thereto and (b) the total compensation cost capitalized as part of the cost of an asset.

•	The weighted-average grant-date fair value of equity options or other equity instruments granted during the year.
•	The total intrinsic value of options exercised (or share units converted), share-based liabilities paid, and the total fair value of shares vested during the year.

See paragraph A240 of SFAS 123(R).

Tyson Response

The Company has considered the staff’s comment and beginning with the Company’s Form 10-K for the year ending September 29, 2007 will include disclosures noted in the comment above as required by SFAS 123(R) for each year for which an income statement is presented.

Note 15. Income Taxes, page 71

SEC Comment #9

We note that during 2006, you completed a review of your tax account balances and as a result, reduced the income tax benefit by $15 million of which $12 million is related to additional tax reserves for the Company’s foreign operations and $3 million is related to a cumulative adjustment to the recorded tax balances attributable to book to tax differences associated with property, plant and equipment and certain acquired deferred tax liabilities. Please explain to us in detail the nature of these adjustments including whether any part of the adjustments related to prior years. If the amounts did relate to prior years, please tell us why the amount was not adjusted in the appropriate prior period and tell us why you do not believe that this should be accounted for as a correction of an error. See APB 20.

Tyson Response

As the Company disclosed in the Form 10-Q for the period ended July 1, 2006, as a result of a renewal of certain leases, the Company noted differences in deferred tax liabilities related to temporary book to tax basis differences. The Company initiated a detailed review process to access the adequacy of tax liabilities recorded for basis differences and all of the tax account balances, not just those related to leases. The Company engaged Deloitte to assist in the tax review project and specifically requested Deloitte review the fiscal 2005 income tax provision calculation, assist in reconciling book to tax differences of fixed assets, and review other matters as considered necessary by the Company.

In evaluating accounting impact of the results of this project, the Company primarily considered the following standards: Accounting Practice Bulletin Opinion No. 20 Accounting Change (APB 20), Accounting Practice Bulletin Opinion No. 28 Interim Financial Reporting (APB 28), Staff Accounting Bulletin Topic 1-M Materiality (SAB 1-M or SAB 99), and Staff Accounting Bulletin Topic 5-F Accounting Changes Not Retroactively Applied Due to Immateriality (SAB 5-F).

As a result of the project, the Company identified items that required adjustment. Of these adjustments, the Company concluded one item was a change in estimate in accordance with APB 20 paragraph 10 and the remaining adjustments were correction of errors in accordance with APB 20 paragraph 13.

Change in estimate – In connection with this project, the Company reviewed certain tax reserves for tax positions taken related to its Canadian operations. As a result of the review and additional facts obtained, the Company concluded a change in estimated tax reserves was required with respect to Canadian income and withholding taxes. This resulted in a change in estimate of $12 million, as disclosed in Note 15 to the Consolidated Financial Statements.

Correction of error – As noted above, the remaining $3 million cumulative adjustment was evaluated as correction of errors, principally due to the misapplication of generally accepted accounting principles. The aggregate impact was a cumulative expense of approximately $3 million, a decrease to property, plant and equipment of $9 million and increases to goodwill of $12 million, deferred tax liabilities of $1 million and taxes payable of $5 million. The Company concluded substantially all of the net expense impact related to fiscal 2005. The Company completed a SAB 99 analysis and concluded the impact of the correction of errors was not material to either fiscal 2005 or 2006. Accordingly, the Company recorded the adjustment in fiscal 2006 and made appropriate disclosures.

The adjustments to goodwill and PP&E primarily relate to correction of errors associated with accounting for the Company’s business combination with IBP, inc. and Millard Processing Services, Inc. These adjustments were not related to changes in valuations or additional information received; rather, these adjustments were due to errors recorded at the time of the acquisition, principally related to deferred tax balances. The Company does not believe the adjustments were material to the historical balance sheets. Accordingly, the Company concluded these adjustments should be recorded in the fiscal 2006 balance sheet and made appropriate disclosures.

Note 16. Earnings (Loss) Per Share, page 73

SEC Comment #10

Please tell us and explain in Note 16 to your financial statements how the allocation of the Company’s undistributed earnings (losses) between the outstanding Class A and Class B common shares was calculated or determined for each period presented.

Tyson Response

The Company has considered the staff’s comment and beginning with the Company’s Form 10-Q for the period ended December 30, 2006, the Company disclosed the method of allocation of undistributed earnings between Class A and Class B common shares. Similar disclosures will be made in subsequent filings.

The Company included the following disclosure in the Earnings Per Share footnote in its Form 10-Q for the period ended December 30, 2006, which was filed February 8, 2007:

The Company has two classes of capital stock, Class A Common Stock (Class A stock) and Class B Common Stock (Class B stock). Cash dividends cannot be paid to holders of Class B stock unless they are simultaneously paid to holders of Class A stock. The per share amount of cash dividends paid to holders of Class B stock cannot exceed 90% of the cash dividend paid to holders of Class A stock.

The Company allocates undistributed earnings based upon a 1 to 0.9 ratio per share to Class A stock and Class B stock, respectively. The Company allocates undistributed earnings based on this ratio due to historical dividend patterns, voting control of Class B stockholders and contractual limitations of dividends to Class B stock.

Note 20. Contingencies, page 77

SEC Comment #11

We note that there are several matters discussed in Item 3. Legal Proceedings on page 17, that are not included in your disclosure in Note 20. In light of the fact that several of the matters discussed in Item 3 have potential penalties and/or damages disclosed, we believe you should revise future filings to include disclosure of all material pending legal matters in Note 20 if there is a reasonable possibility of an adverse outcome. Refer to the guidance in paragraph 10 of SFAS No. 5. Also, please tell us if your accrual for legal matters recorded in other current liabilities, considers or includes accruals for those additional matters discussed only in Item 3.

Tyson Response

There are six current matters listed in Item 3. Legal Proceedings in the Form 10-K for the year ended September 30, 2006 – (1) People vs. IBP, inc., (2) the USEPA matter involving the Dakota City, Nebraska facility, (3) the USEPA Air Compliance Agreement matter, (4) United States of America, et al. v. Union Pacific Railroad, (5) the OSHA matter involving the Texarkana, Arkansas facility, and (6) Herman Schumacher, et al. vs. Tyson Fresh Meats, Inc., et al. – that disclose potential damages or penalties.  While the Company believes an adverse outcome is reasonably possible for each matter, the

Company does not consider any of the exposures to be material to the Company’s Consolidated Financial Statements. Thus, the Company believes it has followed the guidance of paragraph 10 of SFAS No. 5. The Company will continue to monitor all Legal Proceedings items for concurrent disclosure in the Contingencies Note.

To the extent that accruals have been made for matters only discussed in Item 3. Legal Proceedings, those accruals are recorded in other current liabilities.